Avalon Oil & Gas, Inc.
7808 Creekridge Circle, Suite 105
Minneapolis, Minnesota 55439

March 3, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

Re: Comment Letter dated February 17, 2010 with respect to Avalon Oil & Gas, Inc.’s (the “Company”) Form 10-Q for the Fiscal Year Ended March 31, 2009 filed July 14, 2009 File No. 1-12850

Dear Sir/Madam:

Please be advised that the Company intends to respond to your letter dated February 17, 2010 (the “Letter”) with respect to the Company’s Form 10-Q for the Fiscal Year Ended March 31, 2009, on or prior to March 24, 2010.

The Company believes that this additional time to respond to the Letter is necessary due to the complex accounting issues which have been raised within the Letter and to allow sufficient time for the Company to obtain certain information which is not readily available.  The Company believes that the additional time until March, 24, 2010 will allow the Company to properly prepare responses to the Letter.

Please contact the undersigned if you have any questions.

Very truly yours,

AVALON OIL & GAS, INC.

By: /s/ Kent Rodriguez
Kent Rodriguez, Chief Executive Officer